SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

CLARK HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18145M 109
(CUSIP Number)

Gregory E. Burns 373 Park Avenue South 6th Floor New York, New York 10016 (212) 973-1493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Gregory E. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		2,583,549
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,583,549
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,583,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by Gregory E. Burns with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 4 amends and supplements the Schedule 13D filed on March 17, 2008, as amended on September 17, 2008, September 24, 2008 and September 29, 2008 (as amended and supplemented, this “Statement”).  Except as amended hereby, this Statement remains unchanged.

The percentage of beneficial ownership reflected in this Statement, as amended hereby, is based upon 12,032,193 shares of Common Stock outstanding as of February 16, 2011.

Item 2.  Identity and Background.

Item 2 is amended by replacing it in its entirety with the following:

Mr. Burns’ business address is 373 Park Avenue South, 6th Floor, New York, NY 10016. Mr. Burns is a member of the board of directors and chief executive officer of the Issuer. Mr. Burns is also president of Blue Line Advisors, Inc., a strategic consulting firm that focuses on companies in the transportation and logistics sector. Blue Line Advisors is located at 373 Park Avenue South, 6th Floor, New York, NY 10016.

Mr. Burns has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Burns has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Burns is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended by supplementing it with the following:

On February 9, 2009, the Issuer granted Mr. Burns an option to purchase 150,000 shares of Common Stock at an exercise price of $0.69 per share, as compensation for his services as an officer and director of the Issuer (together with the options previously reported in this Statement, the “Stock Options”).  The Stock Option vests in three equal installments on the first, second and third anniversaries of the date of grant and expires on February 8, 2019.  Mr. Burns did not use any funds to acquire such option.

On February 27, 2009, Mr. Burns acquired 10,000 units, each consisting of one share of Common Stock and one warrant (a “Warrant”), in open market transactions for an aggregate purchase price of $8,200, or an average of $0.82 per unit.  Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $6.00 per share and expires on February 15, 2011.   On February 27, 2009, Mr. Burns also acquired 10,000 shares of Common Stock in open market transactions for an aggregate purchase price of $8,290, or an average $0.829 per share.  Mr. Burns used his personal funds to acquire such shares of Common Stock and Warrants.

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 4 of 6 Pages

On December 29, 2010, Mr. Burns disposed of 143,377 shares of Common Stock in a private transaction for an aggregate sale price of $45,880, or $0.32 per share.

On February 15, 2011, the Warrants expired pursuant to their terms.

Item 4.  Purpose of Transaction.

Item 4 is amended by replacing it in its entirety with the following:

Mr. Burns acquired the securities described in this Statement, as amended hereby, for investment purposes.  Mr. Burns may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Furthermore, Mr. Burns holds a Stock Option to purchase 10,000 shares of Common Stock at an exercise price of $4.06 per share and a Stock Option to purchase 150,000 shares of Common Stock at an exercise price of $0.69 per share.  The Stock Option for 10,000 shares of Common Stock, which is currently exercisable, expires on March 12, 2018 and the Stock Option for 150,000 shares of Common Stock, which is currently exercisable as to 100,000 shares, expires on February 8, 2019.

As announced by the Issuer on February 14, 2011, the Issuer is exploring financial and strategic alternatives to enhance shareholder value, including the possible sale of the Issuer’s business.  Any such transaction may result in the occurrence of one or more of the events listed in (a) through (j) below.  Mr. Burns, as the chief executive officer of the Issuer, will participate in identifying, evaluating and authorizing any such transaction.

At the date of this Amendment, Mr. Burns, except as set forth in this Statement, as amended hereby, and consistent with Mr. Burns’ position as a member of the board of directors and as chief executive officer of the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 5 of 6 Pages

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended by supplementing it with the following:

As of the date of this Amendment, Mr. Burns is the beneficial owner of 2,583,549 shares of Common Stock of the Issuer, representing 21.3% of the outstanding Common Stock.  This amount represents (i) 2,473,549 shares of Common Stock held by Mr. Burns, and (ii) 110,000 shares of the Issuer’s Common Stock issuable upon the exercise of Stock Options held by Mr. Burns, which options are currently exercisable as to such number of shares.  Mr. Burns has sole voting and dispositive power over all 2,583,549 shares.  This amount does not include 50,000 shares of Common Stock issuable upon the exercise of a Stock Option held by Mr. Burns, which option is not currently exercisable as to such number of shares and will not become exercisable as to such number of shares within 60 days.

In the 60 days prior to the date of this Amendment, Mr. Burns effected the transaction described under Item 3 of this Amendment, and such description is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2011

/s/ Gregory E. Burns
Gregory E. Burns